Exhibit 99.4

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 23, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN INITIATES AN ECONOMIC STUDY OF HEAP LEACH POTENTIAL AT THE OJVG GOLD PROJECT

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), reports that it has engaged Ausenco Solutions Canada Inc. (“Ausenco”) to complete a Preliminary Economic Assessment (“PEA”) that will examine the economic potential to heap leach oxide/saprolite and fresh material at the OJVG Gold Property in eastern Sénégal.

OJVG’s recently completed Feasibility Study outlined a mineable reserve of 1.42 million ounces of gold (17.5 million tonnes grading 2.52 g/t Au) to be treated by a conventional carbon in leach (“CIL”) process, as set out in Oromin’s July 15th, 2010 news release. OJVG believes there is additional reserve potential in the lower grade oxide/saprolite and fresh resources that were excluded from the reserves in the Feasibility Study as they did not meet the economic cut-off grade criteria for CIL treatment. Preliminary metallurgical testwork indicates that this lower grade material may be amenable to heap leach treatment concurrent with the CIL milling operation.

Ken Kuchling, P. Eng., M.Eng. (Mining), Oromin’s Vice President of Engineering, states that “The benefits from the economic justification of the heap leaching concept will be twofold. A heap leaching operation can provide additional gold production from lower grade ores that would otherwise not meet the CIL plant cutoff grade. These lower grade ores may have been stockpiled for deferred processing at the end of the mine life but could now be moved forwards in the revenue stream via heap leaching. Additionally the presence of a heap leach plant would provide a processing option for yet undiscovered lower grade bulk mining orebodies”.

Ausenco had been engaged to examine the potential and viability of incorporating heap leach processing in parallel with the CIL plant at the OJVG project. Outcomes of that initial desk-top heap leach trade-off study confirm that if there is sufficient heap leach material available, then this development option will be viable.

An extraction rate of 82.7 % was established by column leach test work on oxide mineralization from the Masato deposit. As part of Ausenco’s examination, additional column leach and bottle roll metallurgical test work will be undertaken on both oxide and fresh mineralization from the Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest gold deposits.

Ausenco’s preliminary review prepared capital and operating costs to a level of accuracy of ± 45% and considered the following scenarios:

1.	Stacking rates of 10 million tonnes per annum, 5 million tpa and 2.5 million tpa;
2.	Ore cut off grades of 0.2 grams per tonne, 0.3 g/t, 0.4 g/t, 0.5 g/t and 0.6 g/t gold ;
3.	Variable gold prices; and
4.	Capital and operating cost sensitivities.

The results of Ausenco’s review indicate that the heap leach operation would pay back capital and generate a positive net present value if the leachable tonnage exceeds 8 million tonnes at an average head grade of approximately 0.5 g/t gold. Four of the Masato-style bulk tonnage deposits (Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest) cumulatively contain 11.5 million indicated tonnes and 4.3 million inferred tonnes of fresh and oxide resources at a 0.4 g/t Au cut off grade; these tonnes are not currently included in the reserves that form the basis of the Feasibility Study production plan. Over half of this tonnage, 9.93 million tonnes at a grade of 0.81 g/t gold is contained within the Niakafiri Southeast deposit’s oxide and fresh indicated resources alone. (See September 22, 2010 news release and November 9, 2010 Short Form Prospectus for details). In addition to the resources at these four deposits, there is also additional lower grade oxide and fresh resources at the Masato Deposit, within the design pit but below the optimal cut off grade of 0.7 g/t Au used for material being processed at the proposed CIL plant.

Based on the criteria identified in the Ausenco trade-off study, Oromin will be re-modelling some of the known deposits at lower cut-off grades in order to determine what portion of these resources could be economically recovered by heap leaching. This will more accurately define the project parameters and refine capital cost and operating cost estimates to an accuracy of ± 35%. OJVG expects the heap leach PEA will be completed in Q1 of 2011.

Ken Kuchling, P. Eng and Doug Turnbull, P. Geo., are qualified persons for the purposes of National Instrument 43-101, and have reviewed and approved the data disclosed in this news release. Ken Kuchling, Oromin’s VP of Engineering directs and oversees all mining engineering aspects of the OJVG Gold Project .

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek"
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.